1029509

3-14-02

02029573

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February 14 to March 22, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ________ Form 40-F √______

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The following documents are included in this Form 6-K:

1. Press Release dated February 20, 2002.
2. Press Release dated March 4, 2002.
3. Notice, Proxy, Information Circular-Proxy Statement and Voting Direction dated March 5, 2002.
4. Annual Report.
5. Press Release dated March 20, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 22, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: ______________________
Allan R. Twa
Secretary

G:\052076\0052\Conformed Form 6-K(16).doc

1

NEWS RELEASE

February 20, 2002

ARC ENERGY TRUST CONFIRMS MARCH 15, 2002 CASH DISTRIBUTION AMOUNT

CALGARY, February 20, 2002 (AET.UN and ARX - TSE) ARC Energy Trust ("the Trust") confirms that the cash distribution to be paid on March 15, 2002 in respect of February production, for unitholders of record February 28, 2002 will be $0.13 per trust unit. The ex-distribution date is February 26, 2002.

Cash distributions paid to unitholders during the 2001 calendar year totaled $2.41 per trust unit. For tax purposes, $0.7712 or 32% of cash distributions received by unitholders is return of capital, with the remaining portion of $1.6388 or 68% of distributions being income.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

2

PRESS RELEASE

FOR IMMEDIATE RELEASE
March 4, 2002

CALGARY, March 4, 2002 (AET.UN and ARX – TSE) ARC Resources Ltd. along with the ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.20783 to 1.21885. Such increase will be effective on March 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
February 28, 2002	1.20783	$0.13	$11.7938	0.01102	March 15, 2002	1.21885

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

3

ARC ENERGY TRUST
Notice of Annual and Special Meeting of Unitholders

TO: THE UNITHOLDERS OF ARC ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of ARC Energy Trust (the "Trust") will be held at the Belaire Room in the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, the 10th day of April, 2002, at 3:30 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2001 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

3. to select four (4) of the seven (7) directors of ARC Resources Ltd.;

4. to appoint auditors of the Trust;

5. to consider, and if thought fit, pass a special resolution approving amendments to the Trust Indenture (the "Trust Indenture Amendment Resolution");

6. to consider, and if thought fit, pass a resolution approving amendments to the Trust Unit Rights Incentive Plan (the "Trust Unit Rights Incentive Plan Resolution"); and

7. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Montreal Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 5, 2002 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 5th day of March, 2002.

BY ORDER OF MONTREAL TRUST COMPANY
OF CANADA, by ARC RESOURCES LTD.

(signed) John P. Dielwart
President and Chief Executive Officer

ARC ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ("Units") of ARC Energy Trust (the "Trust") hereby appoints Mac H. Van Wielingen, Vice-Chairman of ARC Resources Ltd. ("ARC Resources"), of the City of Calgary, in the Province of Alberta, or, failing him, John P. Dielwart, President and Chief Executive Officer of ARC Resources, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,___________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on April 10, 2002 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the selection of four (4) of the seven (7) directors of ARC Resources as specified in the Information Circular - Proxy Statement of the Trust dated March 5, 2002 (the "Information Circular - Proxy Statement");

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Arthur Andersen LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. **FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement;

5. **FOR ☐ or AGAINST ☐** the Trust Unit Rights Incentive Plan Resolution approving amendments to the Trust Unit Rights Incentive Plan as specified in the Information Circular – Proxy Statement; and

6. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2002.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ARC ENERGY TRUST

Information Circular - Proxy Statement

For the Annual and Special Meeting of Unitholders
to be held on Wednesday, April 10th, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by ARC Resources Management Ltd., the manager (the "Manager") of ARC Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 10th day of April, 2002, at 3:30 p.m. Calgary time) in the Belaire Room at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A single Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources") in connection with a plan of arrangement which was effective January 31, 2001 involving the Trust, ARC Resources, Startech Energy Inc. and Impact Energy Inc. The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting in proportion to the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares of ARC Resources Ltd." (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Montreal Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on March 5, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of ARC Resources and the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by IICC well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of ARC Resources as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the number of Exchangeable Shares outstanding that are held by persons other than the Trust or the Trust's wholly-owned subsidiary, 908563 Alberta Ltd. Each holder of Exchangeable Shares, other than the Trust or 908563 Alberta Ltd., is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of June 7, 1999, as amended, between the Trustee and ARC Resources Ltd. (the "Trust Indenture").

The Trust is authorized to issue 650,000,000 Trust Units. As at March 5, 2002, 110,864,407 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 5, 2002, one Special Voting Unit had been issued to the Exchangeable Shares Trustee in conjunction with the issuance of Exchangeable Shares of ARC Resources. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at March 5, 2002 there were 834,858 Exchangeable Shares issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager and all directors and officers of ARC Resources as a group is 0.7% (744,375 Trust Units).

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, which requires approval by a special resolution as this resolution results in amendments to the Trust Indenture constituting the Trust. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. Each of the amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon advice as to the taxation consequences of such amendments and such other factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare recently purchased the corporate trust business of Montreal Trust Company of Canada, the present trustee of the Trust. Upon the appointment of Computershare as trustee, Montreal Trust Company of Canada, which has been trustee of the Trust since its formation on May 7, 1996, will assign all of its rights and obligations as trustee of the Trust to Computershare.

2. Selection of Directors of ARC Resources

Pursuant to the terms of the shareholder agreement amended and restated as of January 31, 2001, between the Manager, ARC Resources and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of ARC Resources is to consist of a minimum of five (5) and a maximum of nine (9) members and is initially to be set at seven (7) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to select three (3) of the members of the Board of Directors of ARC Resources and the balance of the members of the Board of Directors of ARC Resources are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of ARC Resources. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of ARC Resources.

The four (4) nominees for selection as directors of ARC Resources by Unitholders are as follows:

Walter DeBoni
John M. Beddome
Frederic C. Coles
Michael M. Kanovsky

The names and municipalities of residence of the four (4) persons nominated for selection as directors of ARC Resources by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in ARC Resources, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Walter DeBoni[(1)(3)(4)] Calgary, Alberta	27,750	Chairman of the Board and Director since June 26, 1996	Independent Businessman
John M. Beddome[(1)(3)(4)] Calgary, Alberta	10,000	Director since May 3, 1996	Independent Businessman
Frederic C. Coles[(1)(2)(3)(4)] DeWinton, Alberta	54,480	Director since May 3, 1996	Independent Businessman
Michael M. Kanovsky[(1)(2)(4)] Victoria, British Columbia	44,476	Director since May 3, 1996	Independent Businessman

Notes:
(1) Member of Audit Committee.
(2) Member of Reserve Audit Committee.
(3) Member of Compensation Committee
(4) Member of Policy and Board Governance Committee.
(5) ARC Resources does not have an executive committee of its Board of Directors.

As stated above, pursuant to the Shareholder Agreement the Manager is entitled to select three (3) of the members of the Board of Directors of ARC Resources. The Manager intends to select the following persons as members of the Board of Directors of ARC Resources:

Mac H. Van Wielingen
John M. Stewart
John P. Dielwart

The names and municipalities and residence of Messrs. Van Wielingen, Stewart and Dielwart, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in ARC Resources, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Mac H. Van Wielingen Calgary, Alberta	349,085	Vice Chairman, and Director since May 3, 1996	Chairman of ARC Financial Corporation (an investment advisory company) and Vice Chairman of ARC Resources
John M. Stewart Calgary, Alberta	60,448	Director since February 11, 1998	Vice Chairman and Secretary of ARC Financial Corporation and Director of ARC Resources
John P. Dielwart Calgary, Alberta	174,029	President and Chief Executive Officer and Director since May 3, 1996	President and Chief Executive Officer of ARC Resources

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Arthur Andersen LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. Arthur Andersen LLP have been the auditors of the Trust since its formation on May 7, 1996. The Shareholders Agreement provides that the auditors of ARC Resources will be the same as the auditors of the Trust.

Unitholders are hereby informed that ARC Resources will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of ARC Resources and to appoint the auditor of the Trust as the auditor of ARC Resources.

4. Trust Indenture Amendment Resolution

Management presented to the Board of Directors of ARC Resources a number of proposed amendments to the Trust Indenture and after considering such amendments, the Board of Directors of ARC Resources had determined to place before Unitholders a special resolution approving amendments to the Trust Indenture as follows:

Borrowing by the Trust

The Trust and ARC Resources are currently considering opportunities to raise capital which may include the issue by the Trust of convertible debentures or other similar debt securities. The Board of Directors believes that the ability of the Trust to raise capital may enhance the value of the Trust and return to Unitholders. Accordingly, the Board of Directors recommend the amendment of the Trust Indenture to specifically authorize ARC Resources to authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as ARC Resources may determine.

Electronic Access to Shareholder Communication

Although applicable securities laws do not presently permit that the electronic delivery of documents the Board of Directors of ARC Resources proposed to amend the Trust Indenture to permit the Trustee, without Unitholder approval, to amend the Trust Indenture to provide for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures. Such amendments to the Trust Indenture to permit electronic delivery of documents are intended as a convenience to Unitholders, to provide benefits to the environment and to reduce costs, however as electronic delivery may not be suitable for everyone, it is intended that paper copies of documents will continue to be provided to Unitholders as required. Once applicable securities laws have been amended to permit the electronic delivery of documents by the Trust and the Trust Indenture has been amended accordingly, ARC Resources intends to provide to Unitholders further information in respect of the procedures to be followed in order for Unitholders to be able to take advantage of electronic delivery.

Other Changes

In addition to the amendments to the Trust Indenture which are described above, the Board of Directors of ARC Resources also proposes to make a number of other amendments to the Trust Indenture. These amendments are principally intended to simplify portions of the Trust Indenture or to enable the business of the Trust to be carried out more effectively for the benefit of Unitholders and, in the opinion of management of ARC Resources, such amendments will not prejudice Unitholders. Such amendments to the Trust Indenture include the following:

(a) Section 3.8 of the Trust Indenture, which section presently contains restrictions related to the ownership of Trust Units by non-residents of Canada will be amended by replacing it with provisions that, the Trust, by or through the Manager on the Trust's behalf, shall, among other things, take all necessary steps to monitor the ownership of the Trust Units in order that the Trust complies with the requirements under the *Income Tax Act* (Canada) for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the *Income Tax Act* (Canada). The Section will also provide that if at any time the Trust, or the Manager, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents of Canada or that such a situation is imminent, the Trust, by or through the Manager on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intentions;

(b) the Trust Indenture will be amended to ensure that the Trustee has the necessary power to withhold amounts from distributions or redemption amounts distributed to satisfy both past and present withholding tax obligations;

(c) the Trust Indenture will be amended to clarify that the net proceeds of offerings by the Trust may be used by the Trust to directly acquire the securities of any other person or entity for the purpose of indirectly acquiring petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (which assets are hereinafter be referred to as "Energy Assets"). Although the Board of Directors of ARC Resources does not presently have any plans to do so the foregoing amendment will enable the Trust to indirectly acquire Energy Assets through the acquisition by the Trust of less than 100% of the securities of an entity which holds Energy Assets;

(d) the Trust Indenture will be amended to provide that a vacancy in the office of the auditors of the Trust resulting from the removal of such auditors by Unitholders may be filled at the meeting at which such removal is approved and the Trust Indenture will also be amended to provide the independent members of the Board of Directors of ARC Resources with the ability to fill a vacancy in the office of the auditors of the Trust resulting from the resignation of such auditors;

(e) the definition of "Distributable Income" will be amended to include all royalties (including the royalty granted to the Trust by ARC Resources) on properties;

(f) the Trustee will be granted the specific power and authority to vote any investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of ARC Resources;

(g) the Trust Indenture will be amended to provide the Trustee with the express power and authority to directly or indirectly borrow money from or incur indebtedness to any person and in connection therewith to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including without limitation, ARC Resources, ARC (Sask.) Energy Trust and any other subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund (as defined therein) or to subordinate the interests of the Trust in the Trust Fund to any other person and also to include more detailed provisions regarding the banking activities of the Trust;

(h) the Trust Indenture will be amended to permit the Trustee, without Unitholder approval, to make modifications to the form of certificates representing Trust Units to conform with the provisions of the Trust Indenture or any modifications, provided the rights of the Trustee and the Unitholders are not prejudiced thereby; and

(i) following any amendment to the Trust Indenture, the parties to the Trust Indenture will be authorized to enter into an amended and restated version of the Trust Indenture which will include and give effect to all amendments to the Trust Indenture in effect at the applicable time.

Special Resolution

At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of ARC Resources recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5. Trust Unit Incentive Rights Plan Resolution

The Trust Unit Incentive Rights Plan (the "Plan") for directors, officers, employees or consultants of the Manager and ARC Resources currently permits the granting of rights ("Rights") to purchase up to a maximum of 4,000,000 Trust Units.

The Plan was originally approved by Unitholders in May 1999. At that time the Trust had approximately 48.2 million Trust Units outstanding and 53 persons were employed by the Manager of the Trust. Since that time the Trust has grown substantially and at December 31, 2001 approximately 110.6 million Trust Units were outstanding and 156 employees of the Manager were exclusively dedicated to the Trust's operations. With the growth of the Trust it is proposed to reserve additional Trust Units for issuance under the Plan.

Effective February 7, 2002, the Board of Directors of ARC Resources approved a resolution to amend the Plan to increase the total number of Trust Units in respect of which Rights may be granted by an additional 4,000,000 Trust Units, subject to regulatory and Unitholder approval. The Board of Directors determined that the increase is necessary in order to ensure that a sufficient number of Rights are available under the Plan such that ARC Resources and the Manager will have the ability to attract, retain and reward directors, officers, employees and consultants over the next few years.

Since the implementation of the Plan on May 2, 1999, the following activity in the Plan has taken place.

	Rights Outstanding	Rights Available for Future Grants	Maximum Number of Trust Units
Balance – May 2, 1999	-	4,000,000	4,000,000
Rights Activity			
Rights Granted	3,520,660	(3,520,660)	-
Exercises	(953,723)	-	(953,723)
Cancellations	(178,833)	178,833	-
Balance - March 5, 2002, before amendment to Plan	2,388,104	658,173	3,046,277
Authorized increase	-	4,000,000	4,000,000
Balance March 5, 2002, after amendment to Plan	2,388,104	4,658,173	7,046,277
Percent of Trust Units Outstanding – March 5, 2002	2%	4%	6%

The Board of Directors of ARC Resources has also determined that it would be appropriate to amend the Plan to provide that the maximum number of Trust Units which may be reserved for issuance to directors of the Manager or ARC Resources who are not employees of such companies shall be 1% of the Trust Units outstanding (on a non-diluted basis) at the time of the grant of the Rights.

At the Meeting, Unitholders will be asked to consider and, if thought fit, approve an ordinary resolution (the "Trust Unit Incentive Rights Plan Resolution") as follows:

> "1. the amendment of the Trust Unit Incentive Rights Plan (the "Plan") of the Trust to: (a) permit the granting of rights to purchase up to an additional 4,000,000 Trust Units; and (b) provide that the maximum number of Trust Units which may be reserved for issuance to the independent directors of ARC Resources shall be 1% of the outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Rights; be and is hereby authorized and approved; and
>
> 2. any director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as he or she may consider necessary or desirable to carry out the terms of this resolution."

In accordance with the policies of The Toronto Stock Exchange, the amendment to the Plan must be approved by a majority of votes cast at the Meeting on the resolution. The Board of Directors of ARC Resources recommends that Unitholders approve the Trust Unit Incentive Rights Plan Resolution.

EXECUTIVE COMPENSATION

Management Agreement

ARC Financial Corporation and the Trustee, as trustee for and on behalf of the Trust, entered into the Management Agreement dated July 11, 1996, which has been amended from time to time, pursuant to which ARC Resources and the Trust engaged ARC Financial Corporation as manager for an initial term of five years from July 11, 1996. On June 9, 2000, ARC Financial Corporation assigned its interest to the Manager pursuant to an Assignment and Novation entered into as of June 9, 2000 among ARC Financial Corporation, the Manager, the Trustee and ARC Resources. The engagement of the Manager is to:

(a) manage the Trust, subject to the supervision of ARC Resources;

(b) administer all matters relating to the royalty and Trust Units, including: (i) determining the total amounts owing to Unitholders and arranging for cash distributions of distributable income, subject to the supervision of ARC Resources; (ii) providing Unitholders with periodic reports on the royalty and the properties; and (iii) providing Unitholders with financial reports and tax information relating to the properties and the royalty;

(c) provide management services for the economic and efficient exploitation of oil and natural gas properties;

(d) operate oil and natural gas properties which ARC Resources is entitled to operate and monitor the activities of third party operators;

(e) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for ARC Resources;

(f) negotiate on behalf of ARC Resources all exploitation and development agreements, operating agreements, working agreements, farmin and farmout agreements, leases and other documents relating to the exploitation of the oil and natural gas properties as may be advisable;

(g) recommend and, subject to the supervision of ARC Resources, negotiate banking arrangements for ARC Resources; and

(h) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of ARC Resources.

In exercising its power and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager in respect of oil and gas properties in western Canada would exercise in comparable circumstances.

The Management Agreement is renewable for successive three year terms following the end of its initial five year term unless the termination of the Management Agreement at the end of a term has been approved by a Special Resolution of Unitholders and the Manager is given 24 months written notice of termination or unless the Trustee is given 24 months written notice of termination by the Manager prior to the end of a term. As at the date hereof a three year renewal term is presently scheduled to expire on July 11, 2004, subject to renewal for further three year terms as described above.

The Management Agreement may be terminated by the Trust at any time without the payment of compensation to the Manager in the event of certain bankruptcy, insolvency or creditor relief proceedings, if the Manager consents to the appointment of a receiver, voluntarily suspends transaction of its usual asset management business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the

Manager or if the Manager fails to carry out its material obligations under the Management Agreement and does not commence to cure such failure within 30 days of notice being given. In certain other events, including termination of the Management Agreement during its term by winding up the Trust, the Trust selling all, or substantially all of the Royalty, or ARC Resources selling all, or substantially all of its property interests, the Manager is entitled to an amount representing liquidated damages equal to the present value of the management fees which would have been paid during the remainder of the term of the Management Agreement to a maximum of four years. In any event, the Manager will be reimbursed for any severance costs of employees and termination costs for office leaseholds or other agreements to the extent such costs, leaseholds or other agreements were dedicated to the use of the Trust.

There may be circumstances in which the interests of the Manager will conflict with those of Unitholders. The Manager may acquire oil and gas properties on its own behalf or on behalf of persons other than the Unitholders. The Manager may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities.

In resolving such conflicts, decisions will be made by the Manager on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of the Manager to each such group of persons. The Manager will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or ARC Resources and the other interested party fairly, taking into account all of the circumstances of the Trust or ARC Resources and such interested party and to act honestly and in good faith in resolving such matters.

The Manager will be paid the Management Fees for providing all of the management services. The Manager will be indemnified by ARC Resources in respect of certain damages which it may suffer in discharging its obligations under the Management Agreement provided that such damages do not arise from the fraud, wilful default, gross negligence or bad faith of the Manager.

The Board of Directors of ARC Resources and the Trustee will review on an ongoing basis both the nature and extent of the services required of the Manager and the costs of providing the same. All amendments to the Management Agreement must be approved by the independent members of the Board of Directors of ARC Resources on behalf of the Trustee and the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of the Trust and ARC Resources, the Manager receives a management fee (the "Management Fee"). The Management Fee is payable monthly on the date that cash distributions are made to Unitholders, in an amount equal to 3.0% of net production revenue from the oil and gas properties of subsidiaries of the Trust, including ARC Resources, plus a sum equal to $290,000 for each year of the initial five year term of the Management Agreement which has been paid to the Manager in advance in one single payment of $1,450,000 at the closing of the initial offering of Trust Units of the Trust on July 11, 1996. Management Fees are deducted in computing royalty income to the extent not paid from the residual income of ARC Resources.

The Manager was paid $8.8 million ($0.086 per Trust Unit) of Management Fees for the year ended December 31, 2001 and $6.2 million ($0.097 per Trust Unit) for the year ended December 31, 2000.

General and Administrative Costs

The Manager is also entitled to reimbursement for general and administrative costs. General and administrative costs are deducted in computing royalty income to the extent not paid from the residual income of ARC Resources. General and administrative costs are generally charged to ARC Resources and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to ARC Resources and the Trust pursuant to the Management Agreement.

The Manager was reimbursed $11,715,000 ($0.74 per boe) and $5,017,000 ($0.50 per boe) for general and administrative costs for the years ended December 31, 2001 and 2000, respectively.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by ARC Resources. In the event that ARC Resources' interest in the properties or a portion thereof is sold, the Manager will, pursuant to the Management Agreement, receive a disposition fee equal to 1.25% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager will receive the 1.5% acquisition fee up to the purchase price of any assets acquired and will receive the 1.25% disposition fee to the extent the value of the property being disposed of exceeds the purchase price.

The Manager received $7,927,000 and $2,680,000 for acquisition and disposition fees for the years ended December 31, 2001 and 2000, respectively.

THE MANAGER

The offices of the Manager are located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. The names, municipality of residence, positions held and principal occupation of each director and each officer and senior manager of the Manager as well as each senior officer of ARC Resources who is involved in the management of the Trust and ARC Resources are set forth below:

Name and Municipality of Residence	Position with the Manager (or ARC Resources)	Principal Occupation
Mac H. Van Wielingen Calgary, Alberta	Director and Chairman	Chairman of ARC Financial Corporation and Vice Chairman of ARC Resources
John M. Stewart Calgary, Alberta	Director and Vice-Chairman	Vice Chairman and Secretary of ARC Financial Corporation and Director of ARC Resources
Philip C. Swift Calgary, Alberta	Director	President and Chief Executive Officer of ARC Financial Corporation
John P. Dielwart Calgary, Alberta	Director, President and Chief Executive Officer	President, Chief Executive Officer and Director of ARC Resources
Doug J. Bonner Calgary, Alberta	Vice-President, Engineering of ARC Resources	Vice-President, Engineering of ARC Resources
David P. Carey Calgary, Alberta	Vice President, Business Development of ARC Resources	Vice-President, Business Development of ARC Resources
Susan D. Healy Calgary, Alberta	Vice-President, Land of ARC Resources	Vice-President, Land of ARC Resources
Steven W. Sinclair Calgary, Alberta	Vice-President, Finance and Chief Financial Officer of ARC Resources	Vice-President, Finance and Chief Financial Officer of ARC Resources
Nancy L. Smith Calgary, Alberta	Senior Vice-President	Senior Vice President, Finance and Chief Financial Officer of ARC Financial Corporation

Name and Municipality of Residence	Position with the Manager (or ARC Resources)	Principal Occupation
Myron M. Stadnyk Calgary, Alberta	Vice-President, Operations of ARC Resources	Vice-President, Operations of ARC Resources

All of the above individuals are officers and/or employees of the Manager and their compensation forms part of the total general and administrative expenses which are charged to and reimbursed by ARC Resources monthly. As such, there were no amounts paid by ARC Resources or the Trust to any person set forth above during the year ended December 31, 2001, except for the reimbursement of expenses that the above individuals incurred directly on behalf of ARC Resources or the Trust.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Board of Directors of ARC Resources and Unitholders approved a trust unit rights incentive plan on June 7, 1999.

The following table sets forth with respect to the independent directors of ARC Resources and senior officers of ARC Resources who have been granted Trust Unit Rights, the number of Unexercised Trust Unit Rights and the Value of in-the-Money Trust Unit Rights at December 31, 2001.

The Trust Unit Rights are subject to vesting provisions and during the year 2001, 670,309 rights became vested and 570,964 rights were exercised.

UNEXERCISED RIGHTS AND RIGHTS VALUES AT FINANCIAL YEAR END

Name	Unexercised Trust Unit Rights at FY-End (#)		Value of Unexercised in-the-Money Trust Unit Rights at FY-End ($)	
	Vested	Unvested	Vested	Unvested
Walter DeBoni Director	8,333[(2)]	60,417[(2)]	$ 40,500	$ 244,200
John M. Beddome Director	46,667[(2)]	48,333[(2)]	$ 287,700	$ 195,300
Frederic C. Coles Director	46,667[(2)]	48,333[(2)]	$ 287,700	$ 195,300
Michael M. Kanovsky Director	46,667[(2)]	48,333[(2)]	$ 287,700	$ 195,300
John P. Dielwart President	-	166,667	-	$ 543,800
Doug J. Bonner Vice President, Engineering	-	80,000	-	$ 294,500
David P. Carey Vice-President, Business Development	-	90,000	-	$ 89,500
Susan D. Healy Vice President, Land	-	64,000	-	$ 229,500
Steven W. Sinclair Vice President, Finance and Chief Financial Officer	-	80,000	-	$ 294,500
Myron M. Stadnyk Vice President, Operations	-	75,000	-	$ 262,600

Notes:

(1) Closing price of the Trust Units on December 31, 2001 and 2000 on The Toronto Stock Exchange was $12.10 and $11.30 respectively.

(2) Since the inception of the Plan the independent directors of ARC Resources have been granted Trust Unit Rights as follows:

Date of Grant	Exercise Price at Date of Grant	Number of Rights	Remaining Life of Rights (years)
May 2, 1999	$8.20	255,000	2.3
May 2, 2000	$9.10	85,000	3.3
May 8, 2001	$12.47	63,750	4.4

PERFORMANCE CHART

The following graph illustrates changes from July, 1996 to December 31, 2001, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the TSE 300 Composite Index and the TSE Oil & Gas Producers Index, with all dividends and distributions reinvested.[(1)]


350
300
250
200
150
100
50
0
1996/7
1996/12
1997/12
1998/12
1999/12
2000/12
2001/12
ARC Energy Trust Unitholder Total Return
TSE 300 Total Return Index
TSE Oil & Gas Producers Index

	1996/7	1996/12	1997/12	1998/12	1999/12	2000/12	2001/12
ARC Energy Trust Unitholder Total Return	100	131	126	85	144	225	293
TSE 300 Total Return Index	100	103	116	113	146	176	148
TSE Oil & Gas Producers Index	100	125	112	78	96	140	144

Note:

(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 22% per annum to December 31, 2001 for an initial investment on July 11, 1996.

CORPORATE GOVERNANCE

General

In 1995, The Toronto Stock Exchange (the "TSE") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSE has prescribed that all corporations listed on the TSE must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Shareholder Agreement and Management Agreement, and as have been approved by the Board of Directors of ARC Resources. The Board of Directors of ARC Resources has also established a policy and board governance committee (the "Policy and Board Governance Committee") which has responsibility for, among other things, developing ARC Resources' approach to corporate governance of the Trust. In some cases, compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement.

In general ARC Resources has been delegated the significant management decisions of the Trust. The Unitholders are entitled to elect a majority of the Board of Directors of ARC Resources pursuant to the terms of the Shareholder Agreement. Subject to the ultimate authority of the Board of Directors of ARC Resources, ARC Resources and the Trust are managed by the Manager pursuant to the Management Agreement. For more information, see "Executive Compensation - Management Agreement".

Mandate of the Board of ARC Resources

The Board of Directors of ARC Resources has a mandate to supervise the management of the business and affairs of the Trust and ARC Resources and to act with a view to the best interests of the Trust and ARC Resources. Although the Manager provides certain advisory and management services to ARC Resources pursuant to the Management Agreement, the Board of Directors of ARC Resources supervises the management of the business and affairs of the subsidiaries of the Trust. The Board of Directors' mandate includes: (a) the responsibility for managing its own affairs; (b) monitoring of management of and activities of the Trust; (c) reviewing strategic operating, capital and financial plans; and (d) compliance reporting and corporate communications. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $10,000,000; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income. Any amendment to the Management Agreement or the royalty agreement between either ARC Resources or ARC (Sask.) Energy Trust and the Trust requires the approval of the Board of Directors of ARC Resources on behalf of the Trust. The Board of Directors of ARC Resources holds regularly scheduled meetings at least quarterly to review the business and affairs of the subsidiaries of the Trust and make any necessary decisions relating thereto.

The Board of Directors of ARC Resources has assumed responsibility for the supervision and review of the strategic planning process, identification of the principal risks of the business of the subsidiaries of the Trust and the implementation of appropriate systems to manage these risks, review of the communication policy for the Trust, review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust and monitoring senior management. The Board of Directors of ARC Resources participates in the strategic planning process through the review of forecasts and capital budgets. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust. Directly and through the audit committee, the Board of Directors of ARC Resources monitors and receives periodic reports respecting operations, internal controls and business risks from the Manager and external auditors. Business risks and the systems in place to manage these risks are described in annual reports and other public filings. The Board of Directors of ARC Resources or individual members approve all major compliance and communication documents including annual and quarterly reports, financing documents, press releases and other disclosure documents. The responsibility for shareholder communications has been delegated to the Manager.

Board Composition

The Board of Directors is presently comprised of seven (7) members. The Board of Directors has determined that four (4) of its directors are "unrelated directors" within the meaning of the TSE Report. The TSE Report defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the Board of Directors is one of the unrelated directors.

The Guidelines prescribe that the Board of Directors should have a majority of unrelated directors and should convene a committee of directors comprised exclusively of non-management directors, a majority of whom are unrelated directors with responsibility for proposing to the full board new nominees to the Manager's board. The Policy and Board Governance Committee has determined that the present size of the Board of Directors is appropriate as it is large enough to permit a diversity of views without being too large to detract from the board's efficiency and effectiveness. As a result, the Policy and Board Governance Committee has not yet felt it necessary to address nomination procedures however as part of its mandate the committee is responsible for prospectively looking for new nominees to fill vacancies on, or add additional directors to, the Board of Directors as required. The Shareholders Agreement prescribes that the Manager of the Trust is entitled to select three (3) members of the Board of Directors with the majority of the directors comprised of unrelated directors to be selected by Unitholders. The Policy and Board Governance Committee has also determined that the compensation of directors which consists of fees and the grant of rights under the trust unit rights incentive plan of the Trust is adequate and reflects the responsibilities and risks in being an effective director.

The Board of Directors has access to senior management of the Manager on a regular basis as three of the directors are also directors and senior officers of the Manager, who regularly attend directors meetings and provide necessary information to facilitate decision making activities. The Board of Directors, in conjunction with the Manager, endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements.

Although the Guidelines prescribe the implementation of structure and procedure to ensure the Board of Directors can function independently of management this Guideline is not applicable to the Board of Directors of ARC Resources, given the position of the Manager as manager of the Trust.

Committees

The Board of Directors has established an audit committee comprised of the four unrelated directors. The Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The audit committee has regular access to the internal accounting group of the Manager and meets with the external auditors twice a year and the outside directors also meet with the external auditors at least yearly independent of management. Given the scope and nature of the Trust's operations, together with the familiarity the directors have with its affairs and the nature and extent of the Trust's financial exposure, the Board of Directors has determined that the use of a formal internal audit process is unnecessary.

The Board of Directors has also established a reserve audit committee comprised of two unrelated directors. The Committee's responsibilities include reviewing the annual reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications and experience of independent engineering firms available to report on the Trust's oil and natural gas reserves and meeting with the independent engineers and engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

The Board of Directors has established a compensation committee which is comprised of three unrelated directors. The Committee's responsibilities include assisting in the Board of Director's review of:

(a) the overall human resource policies and procedures of the Manager including succession planning for the Trust's management;

(b) the annual budget for salary and benefits for the Manager's staff;

(c) the specific compensation of each officer of ARC Resources and any employment agreement with officers of ARC Resources; and

(d) in consultation with the Board of Directors, undertake an annual performance review with the President and Chief Executive Officer of ARC Resources.

The Board of Directors has established the Policy and Board Governance Committee which is comprised of the four unrelated directors. The Committee's responsibilities include reviewing on an ongoing basis the effectiveness of the Board of Directors in fulfilling the mandate of the Board of Directors, determining the appropriate size of the Board of Directors and its composition of members, looking for new members to fill vacancies on the Board of Directors as required and reviewing and recommending compensation for directors of ARC Resources and undertaking an annual performance review of each director if thought desirable and in the process ensuring each member of the Board of Directors is aware of the contribution they are expected to make including the amount of time and energy expected of each director. The Committee also reviews on an ongoing basis both the nature and the extent of the services required of the Manager and the costs of providing the same and reviews and comments on any proposed amendments to the Management Agreement and any other agreements of the Manager of the Trust that may become a financial obligation of ARC Resources or the Trust. The Committee is also responsible for reviewing and participating in resolving potential conflicts that may arise between the interests of the Manager and the interests of Unitholders.

Other Matters

Pursuant to the terms of the Management Agreement, the Manager of the Trust was appointed in 1996 for an initial five (5) year term. Prior to the end of the initial term the Management Agreement was amended to extend its term for an additional three year term ending July 11, 2004. The appointment of a senior officer of the Manager is outside of the control of the Board of Directors of ARC Resources and, accordingly, the Board of Directors is not legally entitled to address succession planning for senior management of the Manager; however, the Compensation Committee's responsibilities include assisting the Board of Directors in its review of succession planning for the Trust's management. If there are any concerns in respect of such succession planning then ARC Resources will bring such concerns to the attention of the Manager. The Guidelines prescribe that the Board of Directors should develop position descriptions for the chief executive officer along with corporate objectives which are the responsibility of such chief executive officer and position description for the Board of Directors. The Board of Directors has not formally developed such position descriptions for either the Manager or ARC Resources nor is it entitled to develop such descriptions for the chief executive officer of the Manager; however, the Management Agreement and the Trust Indenture describe detailed duties and obligations and limits on authorities of the Manager of the Trust. In addition, the mandate of the Compensation Committee includes, in consultation with the Board of Directors of ARC Resources, undertaking an annual performance review with the President and Chief Financial Officer of ARC Resources. The Guidelines prescribe that the Board of Directors of ARC Resources should implement a system which enables an individual director to engage an outside advisor at the expense of the Trust in appropriate circumstances. The Board of Directors has determined that any independent director, with the concurrence of the other outside directors, can retain an outside advisor at the expense of the Trust. The Guidelines prescribe that there should be in existence an orientation and education program for new recruits to the Board of Directors. Regular board meetings include meetings with management where new board members can familiarize themselves with the operations of the Trust. The Board of Directors of ARC Resources will ensure that any new directors are provided with suitable materials and training to assist in their orientation; however, given that new directors have not been added to date, the development of a formal orientation process is not felt to be necessary at this point in time.

REMUNERATION OF DIRECTORS AND OFFICERS OF ARC RESOURCES

The Chairman of ARC Resources was paid an annual retainer of $20,000 and $1,500 per meeting or committee meeting attended, plus expenses of attending such meetings during 2001. Each of the other directors of ARC Resources, with the exception of those who are employees of the Manager, received an annual retainer of $16,000 and $1,200 per meeting or committee meeting attended plus expenses of attending such meetings. In the fiscal year of the Trust ended December 31, 2001, a total of $128,875 in fees were paid to the independent directors of ARC Resources.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Board of Directors of ARC Resources and Unitholders have approved a trust unit rights incentive plan (the "Plan") for directors, officers, employees or consultants of the Manager and ARC Resources which permits the granting of rights to purchase up to a maximum of 4,000,000 Trust Units. The number of rights and the exercise price thereof is set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10% of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The Incentive Plan is administered by the Board of Directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

During the year, the Trust granted 1,509,517 rights to directors, officers, employees and consultants to purchase Trust Units at an exercise price ranging from $10.49 to $12.70 per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given calendar quarter exceed 2.5 percent of the Trust's property, plant and equipment. Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to Unitholders exceeding 10 percent of the Trust's net book value of Property, Plant and Equipment.

A summary of the changes in rights outstanding under the Plan is as follows:

	Number of Rights (thousands)	Exercise Price
Balance, beginning of year	1,722	$ 7.48
Rights granted	1,510	11.71
Rights exercised	(571)	7.34
Rights cancelled	(152)	9.69
Balance before reduction of exercise price	2,509	$ 9.92
Reduction of exercise price	-	(0.87)
Balance, end of year	2,509	$ 9.05

A summary of the Plan as at December 31, 2001 is as follows:

Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding (thousands)	Remaining Contractual Life of Right (years)	Number of Rights Exercisable (thousands)
$ 8.20	$ 5.66	541	2.3	158
9.10	7.19	544	3.3	48
11.65	10.21	10	3.7	3
11.35	10.11	25	3.9	8
11.30	10.27	10	4.0	-
11.17	10.26	592	4.1	-
12.47	11.85	582	4.4	-
12.70	12.17	8	4.4	-
12.60	12.11	15	4.4	-
11.55	11.13	2	4.5	-
11.70	11.32	5	4.5	-
11.98	11.74	6	4.7	-
11.98	11.75	2	4.7	-
11.75	11.54	3	4.7	-
11.90	11.71	6	4.7	-
10.49	10.34	3	4.7	-
10.61	10.46	18	4.8	-
11.15	11.05	99	4.8	-
11.05	10.95	24	4.8	-
11.30	11.25	5	4.9	-
12.10	12.10	9	5.0	-
$ 10.40	$ 9.05	2,509	3.7	217

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not, and has not been, any indebtedness outstanding from directors or officers of ARC Resources or directors or senior officers of the Manager or the Trustee to the Trust or ARC Resources at any time since July 11, 1996, the date of the initial public offering of Trust Units of the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors of ARC Resources or directors and senior officers of the Manager, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2001 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Manager is not aware of any material interest of any director or nominee for director of ARC Resources or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 5, 2002

ARC ENERGY TRUST
By: ARC Resources Ltd.

(signed) John P. Dielwart
Director, President and
Chief Executive Officer

(signed) Steven W. Sinclair
Vice-President Finance and
Chief Financial Officer

SCHEDULE "A"
"TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Trust Indenture be amended as follows:

(a) Section 1.1 of the Trust Indenture be amended by deleting the definition for "ARC Financial" and by replacing all other references in the Trust Indenture to "ARC Financial" with a reference to "ARC Financial Corporation".

(b) Section 1.1 of the Trust Indenture be amended by replacing the definition of "Auditors" with the following:

> "Auditors" means such firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15.

(c) Section 1.1 of the Trust Indenture be amended by replacing the definition of "Deferred Royalty Purchase Payment" with the following:

> "Deferred Royalty Purchase Payment" has the meaning attributed thereto in the Royalty Agreement or in any other royalty agreement whereunder a royalty is granted to the Trust.

(d) Section 1.1 of the Trust Indenture be amended by replacing the definition of "Distribution Record Date" with the following:

> "Distribution Record Date" means the last day of each calendar month, or such other dates as the Trustee may from time to time designate as a "Distribution Record Date".

(e) Section 1.1 of the Trust Indenture be amended by replacing the definition of "Material Contract" with the following:

> "Material Contracts" means the Royalty Agreement, the Management Agreement and the Shareholders Agreement, each as amended or replaced from time to time, and any Underwriting Agreement and any management agreement, shareholder agreement, royalty agreement, note indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment.

(f) Section 1.1 of the Trust Indenture be amended by deleting the definition of "Share Trust".

(g) Section 1.1 of the Trust Indenture be amended by adding a definition for "Shareholder Agreement" as follows:

> "Shareholder Agreement" means the shareholder agreement dated January 31, 2001 among ARC Resources, the Manager and the Trust

providing for, among other things, the election by the Unit holders of a majority of the directors of ARC Resources.

(h) Section 1.1 of the Trust Indenture be amended by deleting the definition of "Unanimous Shareholder Agreement".

(i) Section 1.1 of the Trust Indenture be amended by replacing the definition of "year" with the following:

"year" means a calendar year.

(j) Section 3.2 of the Trust Indenture be amended by replacing it with the following:

3.2 Offerings of Trust Units and Indebtedness

(a) Trust Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents on terms and conditions and at such time or times as ARC Resources may determine.

(b) ARC Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as ARC Resources may determine.

(k) Section 3.4 of the Trust Indenture be amended by replacing it with the following:

3.4 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid in money or property or past service, provided that property will include a promissory note or promise to pay given by the allottee. The Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

(l) Section 3.8 of the Trust Indenture be amended by replacing it with the following:

3.8 Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the *Tax Act*. Accordingly, it is intended that the Trust comply with the requirements under the *Tax Act* for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintain the status of a unit trust and a mutual fund trust for purposes of the *Tax Act*. In this regard, the Trust, by or through the Manager on the Trust's behalf, shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust, or the Manager, becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the manager on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the *Tax Act*.

(m) Section 4.1 of the Trust Indenture be amended by replacing it with the following:

4.1 Initial Investments

At the closing of the Initial Offering, the Trust shall use the Net Proceeds of the Initial Offering to acquire the Trust Royalty on the terms and conditions set forth in the Royalty Agreement, at and for the consideration specified therein.

(n) Section 4.2 of the Trust Indenture be amended to read as follows:

4.2 Deferred Royalty Purchase Payments and Subsequent Investments

The Net Proceeds of Offerings shall be used by the Trust:

(a) to make Deferred Royalty Purchase Payments;

(b) to acquire other royalties in respect of Properties;

(c) to acquire or to invest in securities of ARC Resources or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "Energy Assets") and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets; or

(d) to acquire the securities of any other person or entity for the purpose of indirectly acquiring Energy Assets,

and to pay costs, fees and expenses associated therewith or incidental thereto (hereinafter referred to as "Subsequent Investments").

(o) Section 5.1 of the Trust Indenture be amended by replacing it with the following:

5.1 Distributions

Subject to Section 5.2, on each Distribution Date the Trustee shall determine the Distributable Income of the Trust and shall distribute all Distributable Income to Unitholders of record as at the close of business on the immediately preceding Distribution Record Date in accordance with the Pro Rata Share of each Unitholder on that Distribution Record Date (provided that the Trustee may deduct or withhold amounts required by law from any Unitholder's distributions). Each Unitholder shall have the right to enforce the payment of its share of Distributable Income on any Distribution Date.

(p) Section 5.4 of the Trust Indenture be amended by replacing it with the following:

5.4 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to satisfy the Trustee's withholding tax obligations.

(q) Section 7.2 of the Trust Indenture be amended by inserting a new paragraph (f) between the existing paragraphs (e) and (f) reading as follows:

(f) to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, ARC Resources, ARC (Sask.) Energy Trust and any other subsidiary of the Trust (as defined in the Securities Act (Alberta), to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person;

by re-lettering existing paragraphs (e) through (x) as paragraphs (g) through (y); and by inserting an additional paragraph (z) reading as follows:

(z) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the Board of Directors of ARC Resources.

(r) Section 7.3 of the Trust Indenture be amended by replacing it with the following:

7.3 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such financial institutions (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of ARC Resources or the Manager) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

(s) Section 8.2 of the Trust Indenture be amended by replacing it with the following:

8.2 Offerings and Other Matters

The Trustee hereby delegates to ARC Resources responsibility for any or all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (v) all matters relating to the redemption of Trust Units; (vi) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (vii) all matters relating to the specific powers and authorities set forth in Section 7.2(f) and Section 7.3. ARC Resources accepts such delegation and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. ARC Resources may, and if directed by ARC Resources in writing, the Trustee shall, execute any agreements on behalf of the Trust as ARC Resources shall have authorized within the scope of any authority delegated to it hereunder.

(t) Section 9.1 of the Trust Indenture be amended by inserting a new paragraph (d) between the existing paragraphs (c) and (d) reading as follows:

(d) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;

by re-lettering existing paragraphs (d) and (e) as paragraphs (e) and (f); and by inserting a new paragraph (g) reading as follows:

(g) making any modification in the form of Trust Unit Certificates to conform with the provisions of the Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby.

(u) The third paragraph of Section 10.6 of the Trust Indenture be amended by replacing it with the following:

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of

Articles 9, 10 or 12 shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

(v) Section 11.2 of the Trust Indenture be amended by replacing it with the following:

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

(w) The Trust Indenture be amended by inserting a new Section 13.2 as follows:

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

(x) Section 15.3 of the Trust Indenture be amended by replacing it with the following:

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

(y) Section 15.4 of the Trust Indenture be renumbered as Section 15.5 and a new Section 15.4 be inserted as follows:

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of ARC Resources whom are independent of ARC Resources and the Manager and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by Unitholders.

3. The proper officers of ARC Resources Ltd. ("ARC Resources"), on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of ARC Resources may, in their discretion and without further approval of the unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

ARC ENERGY TRUST

**VOTING DIRECTION FOR
HOLDERS OF EXCHANGEABLE SHARES
OF ARC RESOURCES LTD.**

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of ARC Resources Ltd. ("ARC Resources") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of ARC Energy Trust (the "Trust") to be held on April 10, 2002 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:	
1.	**FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
2	**FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the selection of four (4) of the seven (7) directors of ARC Resources as specified in the Information Circular - Proxy Statement of the Trust dated March 5, 2002; and
3.	**FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Arthur Andersen LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;
4.	**FOR ☐ or AGAINST ☐** the Trust Indenture Amendment Resolution approving amendments to the Trust Indenture as specified in the Information Circular – Proxy Statement; and
5.	**FOR ☐ or AGAINST ☐** the Trust Unit Rights Incentive Plan Resolution approving amendments to the Trust Unit Rights Incentive Plan as specified in the Information Circular – Proxy Statement.

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Trust Management as Proxy** The Holder hereby appoints Mac H. Van Wielingen, the Vice-Chairman of ARC Resources or, failing him, John P. Dielwart, the President and Chief Executive Officer of ARC Resources as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED IN ITEM NOS. 1, 2, 3, 4 AND 5.

DATED: ________________, 2002.

____
Signature of Holder

____
Name of Holder

____
Number of Exchangeable Shares Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Attention: Stock Transfer Department, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

4


EXPERTISE
+
QUALITY ASSETS
+
COMMITMENT
=
SUPERIOR RETURNS